UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 0)*

                         Lucas Educational Systems, Inc.
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                                (Name of Issuer)

                          Common Stock, Par Value $.001
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                         (Title of Class of Securities)

                                   549332 10 4
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                                 (CUSIP Number)


                             Voluntary Early Filing
 -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement)


             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]  Rule 13d-1(b)
             [x]  Rule 13d-1(c)
             [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 549332 10 4                                Page  2  of  4  Pages
          -------------                                   ---    ---

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             The John J. Gullo 1994 Trust
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                                   (b)  [x]

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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      U.S.A.
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                                   5      SOLE VOTING POWER

           Number of
            Shares                             1,285,347
         Beneficially              ---------------------------------------------
           Owned by                6      SHARED VOTING POWER
             Each
           Reporting
            Person                             -0-
             With                  ---------------------------------------------
                                   7      SOLE DISPOSITIVE POWER


                                               1,285,347
                                   ---------------------------------------------
                                   8      SHARED DISPOSITIVE POWER


                                               -0-
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                  1,285,347
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                               [ ]


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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                  5.4%
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    12       TYPE OF REPORTING PERSON*


                  00
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                                  SCHEDULE 13G



CUSIP No.   549332 10 4                              Page  3  of  4  Pages
          ---------------                                 ---    ---



Item 1.
         (a)       Name of Issuer: Lucas Educational Systems, Inc.


         (b)       Address of Issuer's Principal Executive Offices:

                                                   17950 Preston Road, Suite 912
                                                   Dallas, Texas 75252

Item 2.

         (a)      Name of Person Filing: The John J. Gullo 1994 Trust

         (b)      Business Address: 5504 Weatherby Lane, Plano, Texas 75093

         (c)      Citizenship: USA

         (d)      Title of Class of Securities: Common Stock

         (e)      CUSIP Number 549332 10 4

Item 3.  Not applicable

Item 4.  Ownership

(a) Amount beneficially owned: 1,285,347 shares of common stock, issuable upon conversion of 12,853.47 shares of Series A Convertible Preferred Stock

(b) Percent of class:  5.4%

(c) Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: The 12,853.47 shares of Preferred Stock are entitled to 1,285,347 votes.

         (ii) Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 12,853.47 shares of Series A Preferred Stock (1,285,347 shares of Common Stock following conversion)

         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.  Certification

         (a)      Not applicable

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



         After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.



July 18, 2000                                   The John J. Gullo 1994 Trust



                                                By: /s/ John J. Gullo
                                                   ---------------------------
                                                        John J. Gullo, Trustee